File No: 812-14563

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of
the Application of

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
NEUBERGER BERMAN ALTERNATIVE FUNDS
NEUBERGER BERMAN EQUITY FUNDS
NEUBERGER BERMAN INCOME FUNDS
NEUBERGER BERMAN CALIFORNIA INTERMEDIATE MUNICIPAL FUND INC.
NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND INC.
NEUBERGER BERMAN INTERMEDIATE MUNICIPAL FUND INC.
NEUBERGER BERMAN MLP INCOME FUND INC.
NEUBERGER BERMAN NEW YORK INTERMEDIATE MUNICIPAL FUND INC.
 NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND INC.
NEUBERGER BERMAN INVESTMENT ADVISERS LLC

605 Third Avenue, 2nd Floor, New York, NY 10158-0180
_________________________________________________________

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940 FOR
AN EXEMPTION FROM SECTIONS 18(f) AND 21(b);
UNDER SECTION 12(d)(1)(J) FOR AN EXEMPTION
FROM SECTION 12(d)(1); UNDER SECTIONS 6(c) AND 17(b) FOR AN
EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2) AND 17(a)(3);
AND UNDER SECTION 17(d) AND RULE 17d-1 TO PERMIT CERTAIN
JOINT ARRANGEMENTS AND TRANSACTIONS
_________________________________________________________

September 22, 2016
_________________________________________________________

This document contains 32 pages, including exhibits

Please direct all communications regarding this Application to:	Copies to:
Lori L. Schneider Franklin H. Na K&L Gates LLP 1601 K Street, N.W. Washington, D.C. 20006 (202) 778-9000	Corey Issing Neuberger Berman Investment Advisers LLC 605 Third Avenue, 21st Floor New York, New York 10158-3698
Page 1 of 32 sequentially numbered pages (including exhibits)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of

NEUBERGER BERMAN ADVISERS MANAGEMENT
TRUST; NEUBERGER BERMAN ALTERNATIVE
FUNDS; NEUBERGER BERMAN EQUITY FUNDS;
NEUBERGER BERMAN INCOME FUNDS;
NEUBERGER BERMAN CALIFORNIA
INTERMEDIATE MUNICIPAL FUND INC.;
NEUBERGER BERMAN HIGH YIELD STRATEGIES
FUND INC.; NEUBERGER BERMAN
INTERMEDIATE MUNICIPAL FUND INC.;
NEUBERGER BERMAN MLP INCOME FUND INC.;
NEUBERGER BERMAN NEW YORK
INTERMEDIATE MUNICIPAL FUND INC.;
NEUBERGER BERMAN REAL ESTATE
SECURITIES INCOME FUND INC.; AND
NEUBERGER BERMAN INVESTMENT ADVISERS
LLC

605 Third Avenue, 2nd Floor
New York, New York 10158-0180

File No. 812-14563

: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :
SECOND AMENDED AND
RESTATED
APPLICATION FOR AN
ORDER UNDER
SECTION 6(c) OF THE
INVESTMENT COMPANY
ACT OF 1940 FOR AN
EXEMPTION FROM
SECTIONS 18(f) AND
21(b); UNDER SECTION
12(d)(1)(J) FOR AN
EXEMPTION FROM
SECTION 12(d)(1); UNDER
SECTIONS 6(c) AND 17(b)
FOR AN EXEMPTION
FROM SECTIONS 17(a)(1),
17(a)(2) AND 17(a)(3);
AND UNDER SECTION
17(d) AND RULE 17d-1 TO
PERMIT CERTAIN JOINT
ARRANGEMENTS AND
TRANSACTIONS

Page 2 of 32 sequentially numbered pages (including exhibits)

I.       STATEMENT OF FACTS
Each of Neuberger Berman Advisers Management Trust, Neuberger Berman Alternative Funds, Neuberger Berman Equity Funds, Neuberger Berman Income Funds, each a registered open-end management investment company (the “Open-End Funds”), and each of Neuberger Berman California Intermediate Municipal Fund Inc., Neuberger Berman High Yield Strategies Fund Inc., Neuberger Berman Intermediate Municipal Fund Inc., Neuberger Berman MLP Income Fund Inc., Neuberger Berman New York Intermediate Municipal Fund Inc., and Neuberger Berman Real Estate Securities Income Fund Inc., each a registered closed-end management investment company (the “Closed End Funds”), each on their own behalf and on behalf of each of their respective underlying series, if applicable (each Open-End Fund and each Closed End Fund is a “Fund” and collectively the “Funds”), together with Neuberger Berman Investment Advisers LLC (“NBIA”), hereby submit their second amended and restated application for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 18(f) and 21(b); under Section 12(d)(1)(J) for an exemption from Section 12(d)(1); under Sections 6(c) and 17(b) for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3); and under Section 17(d) and Rule 17d-1 to permit certain joint arrangements and transactions (the “Application”).  Each of the Funds and NBIA are referred to herein as an “Applicant” and collectively, the “Applicants.”  Applicants request that the order also apply to any existing or future series of the Funds and to any other registered management investment company or its series for which NBIA and each successor1 thereto or a person controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with NBIA serves as investment adviser (hereinafter each such investment adviser may be referred to as the “Adviser”). Although the Applicants do not currently operate any money market funds, Applicants request that the order also apply to any future Fund that is a money market fund that complies with rule 2a-7 of the 1940 Act (each a “Money Market Fund” and collectively, the “Money Market Funds” and they are included in the term “Funds”).2  All entities that currently intend to rely on the requested order have been named as Applicants and any other entity that relies on the requested order in the future will comply with the terms and conditions of the Application.
II.       INTRODUCTION
The requested relief will permit the Applicants to participate in an interfund lending facility whereby the Funds may directly lend to and borrow money from each other for temporary purposes (the “Interfund Program”), provided that the loans are made in accordance with the terms and conditions described in this Application.  The relief requested will enable the Funds to access an available source of money and reduce costs incurred by the Funds that need to obtain loans for temporary purposes.  The relief requested also will permit those Funds that have cash available: (i) to earn a return on the money that they might not otherwise be able to invest; or (ii) to earn a higher rate of interest on investment of their short-term balances.

1 A “successor” is defined as any entity resulting from a reorganization of NBIA into another jurisdiction or a change in the type of business organization.
2 Money Market Funds typically will not participate as borrowers because they rarely need to borrow cash to meet redemptions.
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Applicants submit that the requested exemptions are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
III.        BACKGROUND
A.   Description of the Funds
Each Open-End Fund is a Delaware statutory trust.  Each Open-End Fund has issued one or more series, each series of shares having a different investment objective and different investment policies.  Each such series is deemed to be a Fund.  The Board of Trustees of each Open-End Fund has the authority to create additional series and may do so from time-to-time.  Each Open-End Fund is registered with the Commission under the 1940 Act as an open-end, management investment company.  Each Open-End Fund currently offers its shares pursuant to a currently effective registration statement registering its shares under the Securities Act of 1933 (the “1933 Act”). Each Closed End Fund is a Maryland corporation. Each Closed End Fund’s shares are registered on the NYSE MKT.  (The Boards of Trustees of the Open-End Funds and the Boards of Directors of the Closed End Funds are referred to herein collectively as the “Boards”).
B.   Description of the Adviser
NBIA is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”). NBIA is a limited liability company organized under the laws of the State of Delaware and is an indirect subsidiary of Neuberger Berman Group LLC (“NB Group”), all of the voting equity of which is owned by its employees. NBIA acts as investment adviser to 61 registered investment companies or series thereof.  Together, the Neuberger Berman affiliates managed assets of approximately $240 billion as of December 31, 2015.
NBIA serves as investment adviser to the other Applicants.  Pursuant to sub-advisory agreements, NBIA has delegated day-to-day portfolio management responsibilities for certain Funds to various affiliated and unaffiliated sub-advisers in accordance with Section 15(a) of the 1940 Act.  Each Fund is or will be advised by an Adviser.3
C.   Current Borrowing Practices
At any particular time, those Funds with uninvested cash may, in effect, lend money to banks or other entities by entering into repurchase agreements or purchasing other short-term instruments.  At the same time, other Funds may need to borrow money from the same or similar banks for temporary purposes to satisfy redemption requests, to cover unanticipated cash shortfalls such as a trade “fail” or for other temporary purposes.  Certain Funds may borrow for investment purposes, however, such Funds will not borrow from the Interfund Program for the purposes of leverage.4

3 Any Adviser will be registered as an investment adviser under the Advisers Act.
4 In addition, the Funds that do not borrow for investment purposes may engage in investment activities, such as short sales or derivatives, which may have the effect of investment leverage.
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The Open End Funds have contracted for a syndicated committed, unsecured line of credit, to be used only for temporary or emergency purposes (“Credit Facility”).  The amount of borrowing under the Open End Funds’ lines of credit is limited to the amount specified by fundamental investment restrictions, the terms specified in the agreements, and/or other policies of the applicable Fund and Section 18 of the 1940 Act.  The Open End Funds pay an annual commitment fee for each line of credit and pay interest on any borrowing at a rate based on a percentage above either the Federal funds rate or LIBOR.  The Open End Funds do not intend to terminate their current borrowing arrangements if the relief requested herein is granted, but may do so in the future, and expect to renegotiate such arrangements from time to time.
D.   The Interfund Program
Under the order requested in this Application, the Funds would be authorized to enter into a master interfund lending agreement with each other that will allow each Fund whose policies permit it to do so to lend money directly to and borrow directly money from other Funds for temporary purposes through the Interfund Program (each loan, an “Interfund Loan”).5  While the Credit Facility generally could supply Open-End Funds with needed cash to cover unanticipated redemptions and “sales fails,” under the proposed Interfund Program, a borrowing Fund would pay lower interest rates than those that would be typically payable under the terms of the Credit Facility.  In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in overnight repurchase agreements or other substantially equivalent short-term investments (“Short-Term Instruments”).  Thus, the proposed Interfund Program would benefit both borrowing and lending Funds.  Although the proposed Interfund Program would reduce the Open-End Funds’ need to borrow from banks, the Funds would be free to establish and/or continue lines of credit or other borrowing arrangements with banks. The Funds would continue to have the option of using the Credit Facility if it is determined at the time that an urgent need arises and such course of action is more appropriate.
It is anticipated that the Interfund Program would provide a borrowing Fund with significant savings at times when the cash position of the borrowing Fund is insufficient to meet temporary cash requirements.  This situation could arise when shareholder redemptions exceed anticipated volumes, such as during periods when shareholders redeem from the Funds in connection with the periodic re-balancing of their portfolios, and certain Funds have insufficient cash on hand to satisfy such redemptions.  Another example could arise if shareholder redemption requests dramatically increase during a period of unusual market activity and cause the Open-End Funds to require short-term liquidity.  When the Open-End Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions and fixed-income instruments).  However, a significant amount of redemption requests for the Open-End Funds normally are

5 The requested order will not permit Closed End Funds to participate in the Interfund Program as borrowers; the Closed End Funds, however, would be eligible to participate as lenders. Any general references to the “Funds” throughout this Application, as the references relate to borrowing under the Interfund Program, do not apply to the Closed End Funds.
Page 5 of 32 sequentially numbered pages (including exhibits)

effected on a trade date plus 1 (T+1) basis – i.e., the day following the trade date.6  The Interfund Program would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.
Similarly, it is anticipated that an Open-End Fund could use the Interfund Program when a sale of securities “fails,” due to circumstances beyond the Fund’s control, such as a delay in the delivery of cash to the Fund’s custodian or improper delivery instructions by the broker effecting the transaction.  “Sales fails” may result in a cash shortfall if the Fund has undertaken to purchase securities using the proceeds from securities sold.  In the event of a sales fail, the custodian typically extends temporary credit to cover the shortfall, and the Fund incurs overdraft charges.  Alternatively, an Open-End Fund could (i) fail on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund; or (ii) sell a security on a same-day settlement basis, earning a lower return on the investment.  Use of the Interfund Program under these circumstances would enable the Fund to have access to immediate short-term liquidity, without the Fund incurring custodian overdraft or other charges.  As noted above in footnote 5, all Open-End Funds would be eligible to participate in the Interfund Program as borrowers or lenders. The requested order will not permit Closed End Funds to participate in the Interfund Program as borrowers; however, the Closed End Funds would be eligible to participate as lenders.  The Money Market Funds typically would not participate as borrowers, but may do so if it is determined to be in the best interests of such Funds by the Adviser and its respective portfolio manager(s).
The interest rate charged to the Funds on any Interfund Loan (“Interfund Loan Rate”) would be determined daily by the Interfund Lending Team (as defined below) and will consist of the average of the (1) “Repo Rate” and (2) the “Bank Loan Rate,” as defined below.  The “Repo Rate” for any day would be the highest rate available to a lending Fund from investing in overnight repurchase agreements.  The “Bank Loan Rate” for any day would be calculated by the Interfund Lending Team (as defined below) on each day an Interfund Loan is made according to a formula established by each Fund’s Board.  The formula is designed to approximate the lowest interest rate at which a bank short-term loan would be available to the Fund.  The formula would be based upon a publicly available rate (e.g., Federal funds rate and/or LIBOR), plus an additional spread of basis points and would vary with this rate so as to reflect changing bank loan rates.  The initial formula and any subsequent modifications to the formula would be subject to approval of each Fund’s Board.  In addition, the Board of each Fund periodically would review the continuing appropriateness of reliance on the formula used to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Fund.  The continual adjustment of the Bank Loan Rate to reflect changes in prevailing bank loan rates, as well as the periodic review by the Board of each Fund of both the relationship between current bank rates and the Bank Loan Rate and the method of determining the Bank Loan Rate, would together ensure that the Bank Loan Rate remains (i) consistent with current market rates, and (ii) representative of the cost of borrowing from banks for the Funds’ short-term needs.  The Interfund Loan Rate would be the same for all borrowing Funds on a

6 Although a significant amount of redemption requests for the Funds normally are effected on a trade date plus 1 (T+1) basis, redemption payments can take as long as seven days from receipt of a request in good order and may be delayed further in certain limited circumstances.
Page 6 of 32 sequentially numbered pages (including exhibits)

given day.  Applicants submit that these procedures provide a high level of assurance that the Bank Loan Rate will be representative of prevailing market rates.
Certain members of the Adviser’s administrative personnel (other than investment advisory personnel) (the “Interfund Lending Team”) will administer the Interfund Program.  No portfolio manager of any Fund will serve as a member of the Interfund Lending Team.  On any day when a Fund needs to borrow money, the Interfund Lending Team will consider the cash positions and borrowing needs of all Funds.  Under the proposed Interfund Program, portfolio managers for each participating Fund would have the ability to provide standing instructions to participate daily as a borrower or lender.  The Interfund Lending Team on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds from the Funds’ fund accountant or custodian.  Applicants anticipate that there will typically be far more available uninvested cash each day than borrowing demand.  Therefore, after the Interfund Lending Team has allocated cash for Interfund Loans, the Interfund Lending Team will invest any remaining cash in accordance with the instructions of each relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.  The Interfund Lending Team will also consider how much earned lending revenue each Fund has had and attempt to allocate borrowing across all Funds that may make Interfund Loans in an equitable fashion.  If there is not enough cash available to meet all needs, the Interfund Lending Team will decide the amount of cash that will be allocated to each Fund needing to borrow money.
The Interfund Loan Rate will never be (i) less favorable to the lending fund than the Repo Rate or (ii) less favorable to the borrowing fund than the Bank Loan Rate.  Thus, no Interfund Loan would be made on terms unfavorable to either the lending fund or the borrowing fund relative to these measures.
The Interfund Lending Team would allocate borrowing demand and cash available for lending among the Funds on what the Interfund Lending Team believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as (i) the time a Fund files a request to participate, (ii) minimum loan lot sizes, and (iii) the need to minimize the number of transactions and associated administrative costs.  To reduce transaction costs, each Interfund Loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction.  The Interfund Lending Team will make an Interfund Loan in the required amount or for the amount of cash that is available only if the Interfund Loan Rate is more favorable to the lending Fund than the Repo Rate and more favorable to the borrowing Fund than the Bank Loan Rate.  To ensure the Interfund Program will not interfere with an investment program, a portfolio manager may elect for his or her fund(s) not to participate in the Interfund Program for whatever amount of time they believe necessary to complete the investment program.  The Interfund Lending Team will honor the election and short-term cash will be managed in accordance with current operating procedures. It is anticipated that Funds whose portfolio managers “opt out” of the Interfund Program will opt out of lending and borrowing.
The Interfund Lending Team would not solicit cash for the Interfund Program from any Fund or disseminate borrowing demand data to any portfolio manager of a Fund.  Once the Interfund Lending Team has determined the aggregate amount of cash available for loans and
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borrowing demand, the Interfund Lending Team will allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds.
The Interfund Lending Team would (a) monitor the Interfund Loan Rates charged and the other terms and conditions of the Interfund Loans; (b) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund’s investment policies and limitations; (c) implement and follow procedures designed to ensure equitable treatment of each Fund; and (d) make quarterly reports to the Board of each Fund concerning any transactions by the applicable Fund under the Interfund Program and the Interfund Loan Rate charged. Applicants acknowledge that the issuance of Interfund Loans may be subject to other regulatory requirements in addition to the 1940 Act, including the Federal Reserve Board’s Regulation U and related interpretations. Applicants will comply with any such requirements, to the extent applicable.
The Adviser, through the Interfund Lending Team, would administer the Interfund Program as a disinterested fiduciary as part of its duties under the investment management agreement with each Fund and would receive no additional fee as compensation for its services in connection with the administration of the Interfund Program.  The procedures for allocating cash among borrowers and determining loan participations among lenders, together with related administrative procedures, will be approved by the Board of each Fund, including a majority of the Board members who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (“Independent Board Members”), to ensure that both borrowing and lending Funds participate on an equitable basis.
Each Fund’s fundamental investment restrictions currently limit borrowings from banks for temporary or emergency purposes or pursuant to reverse repurchase agreements to no more than 33 1/3% of total assets including borrowings, or to a lesser amount as set forth in their respective registration statements.  The Interfund Program would permit a Fund to lend to another Fund on an unsecured basis only if the borrowing Fund’s total outstanding borrowings from all sources are equal to or less than 10% of its total assets immediately after the interfund borrowing.  If the total outstanding borrowings of the borrowing Fund immediately after the interfund borrowing were greater than 10% of its total assets, the lending Fund could lend only on a secured basis.  Under current investment restrictions, each Fund’s lending activities are also limited.  Each Fund’s fundamental investment restrictions currently limit lending of any security or making any other loan if, as a result, more than 33-1/3% of its total assets (taken at current value) would be lent to other parties, except, in accordance with its investment objective, policies, and limitations, (i) through the purchase of a portion of an issue of debt securities or (ii) by engaging in repurchase agreements, or to a lesser amount as set forth in their respective registration statements.  Prior to making any loan or borrowing under the Interfund Program, an Adviser will seek approval of shareholders of any Fund it advises to the extent necessary to change restrictions to allow borrowing and lending pursuant to the Interfund Program. To the extent necessary to allow lending and borrowing, respectively, pursuant to the Interfund Program that is considered beneficial by a Fund’s Board, the Board will change that Fund’s non-fundamental policies as may be necessary. Amounts borrowed by each Fund, including any amount borrowed through the Interfund Program, must be consistent with the restrictions applicable to each Fund at the time of the borrowing.
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The Interfund Lending Team will verify with the Adviser of a borrowing Fund that a borrowing Fund must either have receivables, assets that mature, or liquid assets that will be sold so that the duration of any borrowings made under the Interfund Program will be limited to the time it takes to receive payments from these sources to pay off the obligation incurred under the Interfund Program.  In addition, amounts borrowed through the proposed Interfund Program would be reasonably related to a Fund’s temporary borrowing need.  In order to facilitate monitoring of these conditions, Applicants will limit a Fund’s borrowings through the proposed Interfund Program, as measured on the day when the most recent loan was made, to the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days.  All loans would be callable on one business day’s notice by the lending Fund.  A borrowing Fund could repay an outstanding loan in whole or in part at any time.  While the borrowing Fund would pay interest on the borrowings, the borrowing Fund would not pay any fees in connection with any early repayment of an Interfund Loan.  The Funds will not borrow from the proposed Interfund Program for leverage purposes.
No Fund may participate in the Interfund Program unless (i) the Fund has obtained shareholder approval for its participation, if such approval is required by law, (ii) the Fund has fully disclosed all material information concerning the Interfund Program in its prospectus and/or statement of additional information, and (iii) the Fund’s participation in the Interfund Program is consistent with its investment objectives, limitations, and organizational documents.
IV.        STATUTORY PROVISIONS
Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to sell a security it issues to another investment company or purchase any security issued by any other investment company except in accordance with the limitations set forth in that Section.
Section 17(a)(1) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly selling securities or other property to the investment company when acting as principal.
Section 17(a)(2) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly purchasing securities or other property from the investment company when acting as principal.
Section 17(a)(3) of the 1940 Act generally prohibits any affiliated person, or affiliated person of such a person, from borrowing money or other property from a registered investment company when acting as principal.
Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant unless permitted by a Commission order upon application.
Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing any senior security except that any such registered company shall be permitted to borrow from any bank provided that immediately after any such borrowing there is an asset
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coverage of at least 300 per centum for all borrowings of such registered company.  Under Section 18(g) of the 1940 Act, the term “senior security” includes any bond, debenture, note, or similar obligation or instrument constituting a security and an evidence of indebtedness.
Section 21(b) of the 1940 Act generally prohibits any registered management company from lending money or other property to any person if that person controls or is under common control with that company.
Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person.
Section 2(a)(9) of the 1940 Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company,” but excludes situations in which “such power is solely the result of an official position with such company.”
Section 6(c) of the 1940 Act provides that an exemptive order may be granted if and to the extent that such an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act.
Section 12(d)(1)(J) of the 1940 Act provides that by order upon application the Commission also may exempt persons, securities or transactions from any provision of Section 12(d)(1) of the 1940 Act “if and to the extent that such exemption is consistent with the public interest and the protection of investors.”
Section 17(b) of the 1940 Act generally provides that the Commission may grant applications and issue orders exempting a proposed transaction from the provisions of Section 17(a) of the 1940 Act provided that (1) the terms of the transaction, including the compensation to be paid or received, are reasonable and fair and do not involve any overreaching, (2) the proposed transaction is consistent with the policy of each registered investment company as recited in its registration statement, and (3) the proposed transaction is consistent with the general purposes of this title.
Rule 17d-1(b) under the 1940 Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.
V.       REQUEST FOR ORDER
In connection with the Interfund Program, Applicants request an order under (i) Section 6(c) of the 1940 Act granting relief from Sections 18(f) and 21(b) of the 1940 Act; (ii)  Section 12(d)(1)(J) of the 1940 Act granting relief from Section 12(d)(1) of the 1940 Act; (iii) Sections 6(c) and 17(b) of the 1940 Act granting relief from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act; and (iv) Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.
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A.   Conditions of Exemption
Applicants agree that any order granting the requested relief will be subject to the following conditions:
1.	The Interfund Loan Rate will be the average of the Repo Rate and the Bank Loan Rate.
2.	On each business day when an Interfund Loan is to be made, the Interfund Lending Team will compare the Bank Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is (i) more favorable to the lending Fund than the Repo Rate, and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.
3.	If a Fund has outstanding bank borrowings, any Interfund Loan to the Fund will: (i) be at an interest rate equal to or lower than the interest rate of any outstanding bank loan; (ii) be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (iii) have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) provide that, if an event of default occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the interfund lending agreement, entitling the lending Fund to call the Interfund Loan (and exercise all rights with respect to any collateral), and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.
4.	A Fund may make an unsecured borrowing under the Interfund Program if its outstanding borrowings from all sources immediately after the borrowing under the Interfund Program are equal to or less than 10% of its total assets, provided that if the Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the Fund’s borrowing under the Interfund Program will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund’s total outstanding borrowings immediately after borrowing under the Interfund Program exceed 10% of its total assets, the Fund may borrow under the Interfund Program on a secured basis only. A Fund may not borrow under the Interfund Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets.
5.	Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will, within one business day thereafter: (i) repay all its outstanding Interfund Loans; (ii)
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reduce its outstanding indebtedness to 10% or less of its total assets; or (iii) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition 5 shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% is repaid, or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day, and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the Interfund Loan.
6.	No Fund may lend to another Fund through the Interfund Program if the loan would cause the lending Fund’s aggregate outstanding loans under the Interfund Program to exceed 15% of its current net assets at the time of the loan.
7.	A Fund’s Interfund Loans to any one Fund shall not exceed 5% of the lending Fund’s net assets.
8.	The duration of Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.
9.	A Fund’s borrowings through the Interfund Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of a Fund’s sales fails for the preceding seven calendar days.
10.	Each Interfund Loan may be called on one business day’s notice by a lending Fund and may be repaid on any day by a borrowing Fund.
11.	A Fund’s participation in the Interfund Program must be consistent with its investment objectives and limitations, and organizational documents.
12.	The Interfund Lending Team will calculate total Fund borrowing and lending demand through the Interfund Program, and allocate Interfund Loans on an equitable basis among the Funds, without the intervention of any portfolio manager of the Funds. The Interfund Lending Team will not solicit cash for the Interfund Program from any Fund or prospectively publish or disseminate loan demand data to the portfolio managers of the Funds. The Interfund Lending Team will invest all amounts remaining after satisfaction of borrowing demand in accordance with the instructions of each relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.
13.	The Interfund Lending Team will monitor the Interfund Loan Rate charged and the other terms and conditions of the Interfund Loans and will make a quarterly report to the Boards of the Funds concerning the participation of the Funds in the Interfund
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Program and the terms and other conditions of any extensions of credit under the Interfund Program.
14.	The Board of each Fund, including a majority of the Independent Board Members, will (i) review, no less frequently than quarterly, each Fund’s participation in the Interfund Program during the preceding quarter for compliance with the conditions of any order permitting such participation; (ii) establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loans; (iii) review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula and; (iv) review, no less frequently than annually, the continuing appropriateness of each Fund’s participation in the Interfund Program.
15.	Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the Interfund Program occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transaction, including the amount, the maturity and the Interfund Loan Rate, the rate of interest available at the time each Interfund Loan is made on overnight repurchase agreements and bank borrowings, and such other information presented to the Boards of the Funds in connection with the review required by conditions 13 and 14.
16.	In the event an Interfund Loan is not paid according to its terms and the default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the interfund lending agreement, the Adviser promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of the Fund involved in the loan, who will serve as arbitrator of disputes concerning Interfund Loans.[7] The arbitrator will resolve any dispute promptly, and the arbitrator’s decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Board of each Fund setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.
17.	The Adviser will prepare and submit to the Board for review an initial report describing the operations of the Interfund Program and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of the Interfund Program, the Adviser will report on the operations of the Interfund Program at the Board's quarterly meetings. Each Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the 1940 Act, shall prepare an annual report for its Board each year that the Fund participates in the Interfund Program, that evaluates the Fund’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance. Each Fund’s chief compliance officer will also annually file a certification pursuant to item 77Q3 of Form N-SAR as such Form may be revised, amended or superseded from time to time, for each year that the Fund participates in the Interfund Program, that certifies that the Fund and the

7 If the dispute involves Funds that do not have a common Board, the Board of each affected Fund will select an independent arbitrator that is satisfactory to each Fund.

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Adviser have implemented procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives:
a.	that the Interfund Loan Rate will be higher than the Repo Rate, but lower than the Bank Loan Rate;
b.	compliance with the collateral requirements as set forth in the Application;
c.	compliance with the percentage limitations on interfund borrowing and lending;
d.	allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board; and
e.	that the Interfund Loan Rate does not exceed the interest rate on any third-party borrowings of a borrowing Fund at the time of the Interfund Loan.
After the final report is filed, each Fund’s independent auditor, in connection with their audit examination of the Fund, will continue to review the operation of the Interfund Program for compliance with the conditions of the Application, and their review will form the basis, in part, of the auditor’s report on internal accounting controls in Form N-SAR.
18.	No Fund will participate in the Interfund Program, upon receipt of requisite regulatory approval, unless it has fully disclosed in its prospectus and/or statement of additional information all material facts about its intended participation.
VI.       SUPPORT OF THE EXEMPTION
A.   Precedents
The Commission has granted orders permitting a number of fund complexes to establish an interfund lending program based on conditions substantially the same to those proposed in this Application: e.g., In the Matter of Vanguard Money Market Reserves, Inc., Investment Company Act Release No. 21825 (March 13, 1996) (Notice), Investment Company Act Release No. 21889 (April 11, 1996) (order); Dreyfus Founders Funds, et al., Investment Company Act Rel. No. 21825 (March 13, 1996) (Notice); Investment Company Act Rel. No. 21889 (April 11, 1996) (Order); In the Matter of Stein Roe Income Trust, Investment Company Act Rel. No. 21609 (December 19, 1995) (Notice); Investment Company Act Rel. No. 21678 (January 17, 1996) (Order); In the Matter of Colchester Street Trust, Investment Company Act Rel. No. 23787 (April 15, 1999) (Notice); Investment Company Act Rel. No. 23831 (May 11, 1999) (Order); In the Matter of Janus Investment Fund, Investment Company Act Rel. No. 22922 (December 2, 1997) (Notice); Investment Company Act Rel. No. 22983 (December 30, 1997) (Order); In the Matter of T. Rowe Price Associates, Inc., Investment Company Act Rel. No. 23532 (November 12, 1998) (Notice); Investment Company Act Rel. No. 23590 (December 8, 1998) (Order). See also Notice of Application for Evergreen Select Fixed Income Trust, Investment Company Act Rel. No. 25217 (October 22, 2001); PIMCO Funds, Investment Company Act Rel. No. 25220 (October 2, 2001). Release Nos. 26497 (June 24, 2004) (notice)
Page 14 of 32 sequentially numbered pages (including exhibits)

and 26499 (July 20, 2004) (order); PBHG Funds, et al., Investment Company Act Release Nos. 26100 (July 15, 2003) (notice) and 26148 (Aug. 12, 2003) (order); SunAmerican Asset Management Corp., et al, Investment Company Act Release Nos. 25612 (June 13, 2002) (notice) and 25653 (July 9, 2002) (order); One Group Mutual Funds, et al., Investment Company Act Release Nos. 25613 (June 14, 2002) (notice) and 25654 (July 10, 2002) (order); Oppenheimer Integrity Funds, et al., Investment Company Act Release Nos. 25760 (Sept. 30, 2002) (notice) and 25776 (Oct. 22, 2002) (order); The Managers Funds, Investment Co. Act Release Nos. 28748 (May 28, 2009) (notice), and 28770 (June 23, 2009) (order); The Alger Funds, Investment Co. Act Release Nos. 28819 (July 16, 2009) (notice), and 28844 (August 11, 2009)(order); Northern Funds, Investment Co. Act Release No. 29368 (July 23, 2010) (notice) , and 29381 (August 18, 2010) (order) (the “Northern Funds Order”); MFS Series Trust I, Investment Co. Act Release Nos. 29827 (Sept. 30, 2011) (notice), and 29849 (Oct. 26, 2011) (order) (the “MFS Order”); Principal Funds, Inc., Investment Co. Act Release Nos. 29824 (Sept. 29, 2011) (notice), and 29843 (Oct. 25, 2011) (order) (the “Principal Funds Order”); John Hancock Variable Insurance Trust, Investment Co. Act Release Nos. 29865 (Nov. 18, 2011) (notice), and 29885 (Dec. 14, 2011) (order) (the “John Hancock Order”); and Fidelity Aberdeen Street Trust, Investment Co. Act Release Nos. 30258 (Nov. 6, 2012) (notice), and 30288 (Dec. 3, 2012) (order) (the “Fidelity Order”); DFS Investment Dimensions Group Inc. et al., Investment Co. Act Release Nos. 30976 (Mar. 7, 2014) (notice), and 31001 (Apr. 2, 2014) (“DFS Order”), and Vanguard Admiral Funds, et al., Investment Co. Act Release Nos. 31021 (Apr. 17, 2014) (Notice), and 31044 (May 13, 2014) (Order) (the “Vanguard Order”). Unlike most of the precedent, the Application also requests relief to permit Closed End Funds to participate as lenders.  The Commission has granted an order permitting a fund complex to establish an interfund lending program that permitted closed end funds to participate solely as lenders based on conditions substantially the same to those proposed in this Application:  Pioneer Bond Fund, et al., Investment Co. Act Release. Nos. 28144 (Feb. 5, 2008) (Notice), and 28182 (Mar. 4, 2008) (Order).
Applicants seek relief from Section 17(a)(2) to the extent that the granting of a security interest by a Fund to another Fund could be deemed to be a knowing “purchase” of a security.  Although the term “purchase” is not necessarily inclusive of transfers of all kinds of property rights or equitable interests, including pledges, Applicants contend that the taking of a pledge or security interest in the property of a borrowing by a lending Fund, could be deemed to be a “purchase” by the lending Fund.  Applicants believe that since a pledge could be construed to be a purchase and since all prior applicants conditioned their application on granting pledges under certain circumstances, accordingly, Applicants believe that relief from Section 17(a)(2) of the 1940 Act is appropriate to assure that the borrowing funds can pledge their securities as contemplated by Applicants’ proposed Condition of Exemption 5.  Most of the older precedent cited above did not seek or grant relief from Section 17(a)(2) of the kind sought by applicants herein. The Northern Funds Order, MFS Order, Principal Funds Order, and John Hancock Order, in particular, are very strong precedent for the relief requested by Applicants in so far as the process used in those application to administer interfund loans are indistinguishable from that which Applicants propose to use.   The Northern Funds Order, MFS Order, Principal Funds Order, John Hancock Order, DFS Order, and Vanguard Order also each grant relief from Section 17(a)(2), as would the present application.
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B.   Statements in Support of Application
The proposed Interfund Program is intended to be used by the Funds solely as a means of (i) reducing the cost incurred by the Funds in accessing the Credit Facility for temporary purposes, and (ii) increasing the return received by the Funds in the investment of their daily cash balances.  Other than their receipt of its fees under the investment management agreement with each Fund, the Adviser has no pecuniary or other stake in the Interfund Program.
The Independent Board Members of the Funds have carefully considered the benefits and possible additional risk to the Funds as result of their participation in the Interfund Program and have concluded that participation in the Interfund Program would be in the best interests of each Fund.  As part of the Board’s review of the continuing appropriateness of a Fund’s participation in the Interfund Program as required by condition 14, the Board of the Fund, including a majority of the Independent Board Members, also will review the process in place to assess: (i) if the Fund participates as a lender, any effect its participation may have on the Fund’s liquidity; and (ii) if the Fund participates as a borrower, whether the Fund’s portfolio liquidity is sufficient to satisfy its obligations under the facility along with its other liquidity needs.
The significant benefits to be derived from participation in the Interfund Program will be shared both by lending Funds and borrowing Funds.  The interest rate formula is designed to ensure that lending Funds always receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in repurchase agreements or other short-term investment, and that borrowing Funds always incur lower borrowing costs than they otherwise would through accessing the Credit Facility.  Interfund Loans will be made only when both of these conditions are met.  To ensure that these conditions are met, the Interfund Lending Team will compare the Bank Loan Rate with the Repo Rate on each business day that an interfund loan is made.  (It is not anticipated that the Interfund Lending Team will compare rates on days when no lending or borrowing will be necessary.)  A Fund could participate in the proposed Interfund Program only if the Interfund Loan Rate were higher than the Repo Rate and lower than the Bank Loan Rate.
Furthermore, the Applicants believe that these benefits can be achieved without any significant increase in risk.  The Applicants believe that the risk of default on Interfund Loans would be de minimis given the asset coverage requirements for any Interfund Loan, the liquid nature of most Fund assets, and the conditions governing the Interfund Program.
The Interfund Program has been designed to serve as a supplemental source of credit only for the Funds’ normal short-term borrowing and short-term cash investment activities, which involve no significant risks of default.
A Fund will be able to borrow under the Interfund Program on an unsecured basis only if the Fund’s total outstanding borrowings from all sources immediately after the borrowing under the Interfund Program is equal to 10% or less of its total assets as of the end of the business day on which the borrowing request is made. Moreover, if a Fund has a secured loan from any other lender, its Interfund Loans also would be secured on the same basis. A Fund could borrow under the Interfund Program only on a secured basis if its total outstanding borrowings immediately after borrowing under the Interfund Program exceed 10% of its total assets. If total outstanding
Page 16 of 32 sequentially numbered pages (including exhibits)

borrowings exceeded 33 1/3% of a Fund’s total assets, the Fund could not borrow under the Interfund Program or from any other source.
Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its total outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan.  If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter: (i) repay all its outstanding Interfund Loans; (ii) reduce its total outstanding indebtedness to 10% or less of its total assets; or (iii) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for above shall no longer be required.  Until each Interfund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% of its total assets is repaid, or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the loan.
The Applicants further conclude that, given these asset coverage limits and the other conditions discussed below, any Interfund Loan would represent “high quality” debt with minimal risk, fully comparable with, and in many case superior to, other short-term investments available to Funds.  It is anticipated that Money Market Funds will (in order to comply with Rule 2a-7) lend on an interfund basis only if the requisite determinations contemplated by that Rule have been made by that Fund’s Adviser.  In the great majority of cases, a Fund would extend an Interfund Loan only if the borrower’s total outstanding borrowings immediately after the Interfund Loan are 10% or less of its assets (1000% asset coverage).  In the relatively few instances when a Fund would extend an Interfund Loan to a borrower with outstanding loans immediately after the Interfund Loan representing more than 10% of its total assets (up to the 33 1/3% limit for Funds), the loan would be fully secured by segregated assets, as well as protected by the limit on borrowings from all sources.
In addition, if a Fund borrows from one or more banks, all Interfund Loans to the Fund will become subject to at least equivalent terms and conditions with respect to collateral, maturity, and events of default as any outstanding bank loan.  If a bank were to require collateral, a lending Fund would also require the borrowing Fund to pledge collateral on the same basis, regardless of the level of the borrowing Fund’s asset coverage.  Similarly, if the bank were to call its loan because of default, the lending Fund also would call its loan.  In addition, the maturity of an Interfund Loan would never be longer than that of any outstanding bank loan and would in no event exceed seven days.  Thus, all Interfund Loans to a Fund would have at least the same level of protection as required by any third-party lender to the Fund.
In light of all the protections set forth above, the high quality and liquidity of the assets covering the loans, the ability of lending Funds to call Interfund Loans on any business day, and the fact that the Independent Board Members will exercise effective oversight of the Interfund Program, Applicants believe Interfund Loans to be comparable in credit quality to other high
Page 17 of 32 sequentially numbered pages (including exhibits)

quality money market instruments.  Because Applicants believe that the risk of default on Interfund Loans is so remote as to be little more than a theoretical possibility, the Funds would not require collateral for Interfund Loans except on the few occasions when a Fund’s total outstanding borrowings represent more than 10% of its total assets (or when a third-party lending bank with an outstanding loan to the Fund requires collateral).  Moreover, collateralizing and segregating loans would be burdensome and expensive and would reduce or eliminate the benefits from the Interfund Program.  Collateralization and segregation would provide no significant additional safeguard in light of (i) the high credit quality and liquidity of the borrowing Funds, (ii) the 1000% or greater asset coverage standard for unsecured Interfund Loans, (iii) the demand feature of Interfund Loans and (iv) the fact that the program for both the borrowing and lending Funds would be administered by the Interfund Lending Team subject to the oversight of the Independent Board Members.
Applicants, however, are sensitive to the need for adequate safeguards in the event there is any possibility of a loan default, no matter how remote.  They also have considered safeguards in the unlikely event of a payment dispute between a lending and borrowing Fund.  In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Loan Agreement, the Interfund Lending Team promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of the Fund involved in the loan, who will act as arbitrator of disputes concerning Interfund Loans and will have binding authority to resolve any disputes promptly.  Since the Funds do not have common Boards, the Board of each affected Fund will select an independent arbitrator that is satisfactory to each Fund.
Applicants believe that the program would involve no realistic risk resulting from potential conflicts of interest.  The Adviser, through the Interfund Lending Team, would administer the Interfund Program as a disinterested fiduciary and would receive no additional compensation in connection with the Interfund Program.  This means the Interfund Lending Team will not collect any additional fees in connection with the administration of the Interfund Program (i.e., they will not collect: standard pricing, record keeping, book keeping or accounting fees in connection with the Interfund Program).
The Interfund Program would not present any significant potential that one Fund might receive a preferential rate to the disadvantage of another Fund.  Before the Funds participate in the Interfund Program, each Fund’s Board will have determined that the benefits derived from participation in the Interfund Program outweigh the additional risks that may be incurred by the Funds. Under the Interfund Program, the Funds would not negotiate interest rates between themselves, and the Interfund Lending Team would not set rates in its discretion.  Rather, rates would be set pursuant to a pre-established formula approved by the Board of each Fund.  This formula operates as a function of the current rates quoted by independent third-parties for short-term bank borrowing and for overnight repurchase agreements.  All Funds participating in the Interfund Program on any given day would receive the same rate.
There also is no realistic potential that one Fund’s portfolio manager might maintain or expand his or her Fund’s uninvested cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Fund.
Page 18 of 32 sequentially numbered pages (including exhibits)

First, the amount of total credit available for Interfund Loans and the amount of interfund borrowing demand would be determined by the Interfund Lending Team.  As discussed above, the Interfund Lending Team will accumulate data at least once on each business day on the Fund’s total short-term borrowing needs to meet net redemptions and to cover sales fails and the Fund’s total uninvested cash positions.  The Interfund Lending Team operates and would continue to operate independently of the Funds’ portfolio managers.  The Interfund Lending Team would not solicit cash for the Interfund Program from any Fund or disseminate borrowing demand data to any portfolio manager that is not a member of the Interfund Lending Team.  The Interfund Lending Team would allocate available cash to borrowing Funds on an equitable basis.  No portfolio manager would be able to direct that his or her Fund’s cash balance be loaned to any particular Fund or otherwise intervene in the allocation of loans by the Interfund Lending Team.  The Interfund Lending Team will invest cash amounts remaining after satisfaction of borrowing demand in accordance with the instructions of each relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.
Second, the Funds’ portfolio managers typically limit their Funds’ cash balance reserves to the minimum desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the Funds.  A Fund may, however, have a large cash position when the portfolio manager believes that market conditions are not favorable for profitable investing or when the portfolio manager is otherwise unable to locate favorable investment opportunities.  Because each manager’s compensation is related to his or her Fund’s performance record, it would be contrary to the self-interest of the portfolio manager to jeopardize his or her Fund’s performance in order to extend additional credit to other Funds.
Third, a portfolio manager’s decision regarding the amount of his or her Fund’s invested cash balance would be unlikely to affect the ability of other Funds to obtain Interfund Loans.  Applicants anticipate that, whenever the Interfund Loan Rate is higher than the Repo Rate, the cash available each day for interfund lending normally would greatly exceed the demand from borrowing Funds.
For all the foregoing reasons, and subject to the above conditions, Applicants submit that the order requested herein meets the standards set forth in Sections 6(c),12(d)(1)(J) and 17(b) of the 1940 Act and in Rule 17d-1 thereunder.
1.	Exemption from Section 17(a)(3) and 21(b) of the 1940 Act.
NBIA is the adviser of each Fund, and principal officers of the Funds are and in the future may be identical.  Although the power of the officers of the Funds arise solely as a result of their official positions with the Funds, in view of the overlap of officers among the Funds, the Funds might be deemed to be under common control and thus “affiliated persons” of each other within the meaning of that term under Section 2(a)(3) of the 1940 Act.  While Applicants believe that the Funds are not “affiliated persons” of one another, nevertheless, Applicants seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act, which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company.  The Applicants also seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act to the extent that the certain of the Funds could be deemed to be under common control by virtue of having NBIA as their common investment adviser.
Page 19 of 32 sequentially numbered pages (including exhibits)

2.	Exemption from Section 17(a)(1), 17(a)(2) and 17(a)(3) Pursuant to Section 17(b).
For the reasons set out below, each of the conditions for relief granted pursuant to section 17(b) of the 1940 Act have been satisfied by the Applicants.
a.	The Terms of the Proposed Transactions are Fair and Reasonable and Do Not Involve Overreaching on the Part of Any Person Concerned.
Applicants submit that the Interfund Loans will be on terms that are reasonable and fair to participating Funds and that substantially eliminate opportunities for overreaching.  As discussed earlier, interest rates for all Interfund Loans will be based on the same objective and verifiable standard – i.e., the average of (1) the Repo Rate and (2) the Bank Loan Rate.  Thus, the rate for a borrowing Fund will be lower and, for a lending Fund will be higher, than that otherwise available to them.  Because the interest rate formula is objective and verifiable and the same rate applies equally to all Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.
Furthermore, because each Fund’s daily borrowing demand or cash reserve would be determined independently of any others, and all such decisions would be aggregated by the Interfund Lending Team and matched on an equitable basis pursuant to procedures approved by the Funds’ Boards, the operation of the program will substantially eliminate the possibility of one Fund taking advantage of any other.  In addition, each Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.
Periodic review by each Fund’s Board, including the Independent Board Members, and the other terms and conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.
b.	The Proposed Transactions Will Be Consistent with the Policies Set Forth in the Funds’ Registration Statements.
All borrowings and Interfund Loans by the Funds will be consistent with the organizational documents, registration statement, and investment policies and limitations of the respective Funds.  The registration statement for each Open-End Fund discloses or will disclose the extent to which the respective Fund may borrow money for temporary or emergency purposes.
c.	The Proposed Transactions Will Be Consistent with the General Purposes of the 1940 Act.
The general purposes of the 1940 Act are to mitigate and, so far as feasible, to eliminate the conditions enumerated in Section 1(b) of the 1940 Act.  Section 1(b)(7) declares that the national public interest and the interest of investors is adversely affected when investment companies by excessive borrowing increase unduly the speculative character of their shares.  Applicants submit that there are ample protections in the proposed conditions to preclude the use of Interfund Loans to unduly increase the speculative nature of any Fund.  Each Interfund Loan

Page 20 of 32 sequentially numbered pages (including exhibits)

will have a maturity of seven days or less, making it inherently unsuitable for creating leverage in the fund through the purchase of additional securities.  These are marked to market securities that are not speculative.  Funds have the ability to make loans to entities that are higher risk than the other Funds.  A Fund’s borrowings through the proposed Interfund Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days.  Accordingly, the Interfund Loans could not be used to increase the speculative character of the borrowing Fund.  Therefore, the proposed Interfund Program is fully consistent with the general purposes of the 1940 Act.  Moreover, the terms of each Interfund Loan will be fair to each Fund and will be preferable to either investing in Short-Term Investments from the perspective of the lending fund or borrowing from a bank from the perspective of the borrowing fund.

Section 21(a) of the 1940 Act provides that a registered management investment company may not lend money “directly or indirectly” to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission.  Similarly, subparagraphs (B) and (G) of Section 8(b)(1) of the 1940 Act require that registered investment companies must disclose the extent to which (if at all) they intend to engage in borrowing money and making loans to other persons.  A Fund would include disclosure regarding the Interfund Program in its registration statement as long as the Fund participates in the Interfund Program.
The Interfund Program is consistent with the overall purpose of Sections 17(a)(3) and 21(b) of the 1940 Act.  These Sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders.  The affiliate borrowing transactions covered by Section 21(b) of the 1940 Act are also covered by Section 17(a)(3) of the 1940 Act.  To the extent that Congress intended Section 21(b) of the 1940 Act to cover some more specific abuse, the Section appears to have been directed at prohibiting upstream loans.  See S. Rep. No. 1775, 76th Cong., 3d Sess. 15 (1940); House Hearings on H.R. 10065, 76th Cong., 3d Sess. 124 (1940).  The lending transactions at issue here, of course, do not involve upstream loans.  The proposed transactions do not raise such concerns because (i) the Adviser, through the Interfund Lending Team, would administer the Interfund Program as a disinterested fiduciary as part of its duties under the investment management and administrative agreements with each Fund; (ii) all Interfund Loans would consist only of uninvested cash reserves that the Fund otherwise would invest in short-term repurchase agreements or other short-term investments; (iii) the Interfund Loans would not involve a greater risk than such other investments; (iv) the lending Fund would receive interest at a rate higher than it could obtain through such other investments; and (v) the borrowing Fund would pay interest at a rate lower than otherwise available to it through accessing the Credit Facility and avoid the up-front commitment fees generally associated with committed lines of credit.  Moreover, the other conditions that the Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.
Page 21 of 32 sequentially numbered pages (including exhibits)

                 3.             Exemptions from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act.

Applicants do not concede that the proposed Interfund Program would involve transactions by any “affiliated persons” of a Fund.  Applicants further submit that the proposed Interfund Program would involve neither the issuance or sale of any “security” by a borrowing Fund to a lending Fund nor the purchase of any “security” by a lending Fund from a borrowing Fund within the meaning of Sections 17(a)(1), 17(a)(2) or 12(d)(1) of the 1940 Act.  However, because of the broad definition of a “security” in Section 2(a)(36) of the 1940 Act, the obligation of a borrowing Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the 1940 Act; similarly, the pledge of 17(a)(2) securities to secure an Interfund Loan by the borrowing Fund to the lending Fund could constitute a “purchase” of securities for the purposes of Section 17(a)(2).  Thus, the Applicants seek relief from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act with respect to the Funds participation in the proposed Interfund Program.
The requested relief from Section 17(a)(2) of the 1940 Act meets the standards of Sections 6(c) and 17(b) because any collateral pledged to secure an Interfund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the other lender is a Fund) or the same or better conditions (in any other circumstance).  Any collateral pledged to secure an Interfund Loan will be available solely to secure repayment of such Interfund Loan.
Applicants submit that the requested exemptions are appropriate, in the public interest, and consistent with the protection of investors and policies and purposes of the 1940 Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b) of the 1940 Act.
Furthermore, Applicants submit that the proposed Interfund Program does not involve the type of abuse at which Section 12(d)(1) of the 1940 Act was directed.  Section 12(d)(1) of the 1940 Act imposes certain limits on an investment company’s acquisition of securities issued by another investment company.  That Section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investment companies.  In the instant case, the entire purpose of the proposed Interfund Program is to provide economic benefits for all the participating Funds and their shareholders.  The Adviser, through the Interfund Lending Team, would administer the Interfund Program as a fiduciary and disinterested party, to ensure fair treatment of all the Funds and their shareholders, and the Adviser will receive no additional compensation for its services in administering the Interfund Program.  There would be no duplicative costs or fees to the Funds or their shareholders.  Neither the Adviser to the lending Fund nor the Adviser to the borrowing Fund would receive any compensation for their services.
4.	Order Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder.
Applicants also believe that the proposed Interfund Program would not involve any “joint transaction,” “joint enterprise” or “joint profit sharing arrangement” with any affiliated person subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.  To avoid any possible issue, however, Applicants seek an order under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent that they may be deemed applicable to the proposed Interfund Program.
Page 22 of 32 sequentially numbered pages (including exhibits)

Section 17(d) of the 1940 Act, like Section 17(a) of the 1940 Act, was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which the affiliate has the power to influence decisions of the investment company.  Thus, the purpose of Section 17(d) of the 1940 Act is to avoid overreaching and an unfair advantage to insiders.8  For the same reasons discussed above with respect to Section 17(a) of the 1940 Act, participation in the Interfund Program would not involve overreaching or an unfair advantage.  Furthermore, the Interfund Program is consistent with the provisions, policies and purposes of the 1940 Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders.  Finally, the requested order is appropriate because, as previously discussed, each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations.  Thus, each Fund’s participation in the proposed Interfund Program would be on terms that are no less advantageous than that of other participating Funds.

5.	Exemption from Section 18(f)(1) of the 1940 Act.
Applicants also request exemptive relief under Section 6(c) of the 1940 Act from Section 18(f)(1) of the 1940 Act to the limited extent necessary to implement the Interfund Program (because the lending Funds are not banks).  Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing “any senior security” “...except that any such registered company shall be permitted to borrow from any bank: provided, that immediately after such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company....”  Applicants seek exemption from this provision only to the limited extent necessary to allow a Fund to borrow through the Interfund Program, subject to all the conditions proposed herein, including the condition that immediately after any unsecured borrowing, there is at least 1000% asset coverage for all interfund borrowings of the borrowing Fund.  Collaterized borrowing under the Interfund Program would require at least a three to one ratio of asset coverage to debt.  The Funds would remain subject to the requirement of Section 18(f)(1) of the 1940 Act that all borrowings of the Fund, including the combined Interfund Loans and bank borrowings, have at least 300% asset coverage.
Based on the numerous conditions and substantial safeguards described in this Application, Applicants submit that to allow the Funds to borrow from other Funds pursuant to the proposed Interfund Program is fully consistent with the purposes and policies of Section 18(f)(1) of the 1940 Act.  Applicants further submit that the exemptive relief requested is necessary and appropriate in the public interest because it will help the borrowing Funds to satisfy their short-term cash needs at substantial savings, and it will enable lending Funds to earn a higher return on the uninvested cash balances without materially increased risk and without involving any overreaching.
VII.     CONCLUSION
For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the terms and conditions described above, would be reasonable and fair, would not involve overreaching and would be consistent with the investment policies of the Funds and with
_____________________________________________
8  See e.g., Hearings on S. 3580 Before A subcomm. of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. (1940) at 211-213.

Page 23 of 32 sequentially numbered pages (including exhibits)

the general purposes of the 1940 Act.  Applicants also submit that their participation by the Funds in the Interfund Program would be consistent with the provisions, policies and purposes of the 1940 Act, and would be on a basis that is no different from or less advantageous than that of any other participant.
VIII.     PROCEDURAL MATTERS
Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as indicated on the first page of this Application.  Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.
All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application.  Each person signing the Application is fully authorized to do so.  The Authorizations required by Rule 0-2(c) under the 1940 Act are included in this application as Exhibits A-1, A-2, A-3 and A-4. The Verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1, B-2 and B-3.
The Applicants request that the Commission issue the requested exemptive order in accordance with the procedures of Rule 0-5 under the 1940 Act without a hearing.
[Remainder of Page Left Blank Intentionally]

Page 24 of 32 sequentially numbered pages (including exhibits)

SIGNATURES

IN WITNESS WHEREOF, pursuant to the requirements of the 1940 Act, Applicants have caused this Application to be duly signed on the 22nd day of September, 2016 except as otherwise noted.
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	Chief Executive Officer and President
NEUBERGER BERMAN ALTERNATIVE FUNDS

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	Chief Executive Officer and President
NEUBERGER BERMAN EQUITY FUNDS

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	Chief Executive Officer and President

NEUBERGER BERMAN INCOME FUNDS

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	Chief Executive Officer and President

NEUBERGER BERMAN INVESTMENT ADVISERS LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President

NEUBERGER BERMAN CALIFORNIA INTERMEDIATE MUNICIPAL FUND INC.

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	Chief Executive Officer and President

NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND INC.

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	Chief Executive Officer and President

Page 25 of 32 sequentially numbered pages (including exhibits)

NEUBERGER BERMAN INTERMEDIATE MUNICIPAL FUND INC.

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	Chief Executive Officer and President

NEUBERGER BERMAN MLP INCOME FUND INC.

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	Chief Executive Officer and President

NEUBERGER BERMAN NEW YORK INTERMEDIATE MUNICIPAL FUND INC.

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	Chief Executive Officer and President

NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND INC.

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	Chief Executive Officer and President

Page 26 of 32 sequentially numbered pages (including exhibits)

Exhibit Index
Exhibit No.
A-1 Authorization of Neuberger Berman Advisers Management Trust, Neuberger Berman Alternative Funds, Neuberger Berman Equity Funds, Neuberger Berman Income Funds, Neuberger Berman California Intermediate Municipal Fund Inc., Neuberger Berman High Yield Strategies Fund Inc., Neuberger Berman Intermediate Municipal Fund Inc., Neuberger Berman MLP Income Fund Inc., Neuberger Berman New York Intermediate Municipal Fund Inc., and Neuberger Berman Real Estate Securities Income Fund Inc.
A-2 Authorization of Neuberger Berman Investment Advisers LLC
B-1 Verification of Funds
B-2 Verification of Neuberger Berman Investment Advisers LLC
Page 27 of 32 sequentially numbered pages (including exhibits)

EXHIBIT A-1

AUTHORIZATION

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
NEUBERGER BERMAN ALTERNATIVE FUNDS
NEUBERGER BERMAN EQUITY FUNDS
NEUBERGER BERMAN INCOME FUNDS
NEUBERGER BERMAN CALIFORNIA INTERMEDIATE MUNICIPAL FUND INC.
NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND INC.
NEUBERGER BERMAN INTERMEDIATE MUNICIPAL FUND INC.
NEUBERGER BERMAN MLP INCOME FUND INC.
NEUBERGER BERMAN NEW YORK INTERMEDIATE MUNICIPAL FUND INC.
 NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND INC.

I, Claudia A. Brandon, do hereby certify that I am the Secretary of each of Neuberger Berman Advisers Management Trust, Neuberger Berman Alternative Funds, Neuberger Berman Equity Funds, Neuberger Berman Income Funds, Neuberger Berman California Intermediate Municipal Fund Inc., Neuberger Berman High Yield Strategies Fund Inc., Neuberger Berman Intermediate Municipal Fund Inc., Neuberger Berman MLP Income Fund Inc., Neuberger Berman New York Intermediate Municipal Fund Inc., and Neuberger Berman Real Estate Securities Income Fund Inc. (each a “Fund”). I further certify that the following resolutions were duly adopted by the Board of Trustees/Board of Directors of the Fund and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:
RESOLVED, that the appropriate officers of Neuberger Berman Advisers Management Trust, Neuberger Berman Alternative Funds, Neuberger Berman Equity Funds, Neuberger Berman Income Funds, Neuberger Berman California Intermediate Municipal Fund Inc., Neuberger Berman High Yield Strategies Fund Inc., Neuberger Berman Intermediate Municipal Fund Inc., Neuberger Berman MLP Income Fund Inc., Neuberger Berman New York Intermediate Municipal Fund Inc., and Neuberger Berman Real Estate Securities Income Fund Inc. (the “Fund”) be, and they hereby are, authorized to execute and file an exemptive application, and any amendments thereto, with the Securities and Exchange Commission on behalf of the Fund, for an order exempting the Fund from Sections 12(d)(1), 17(a)(1), 17(a)(3), 17(d), 18(f)(1) and 21(b) of the Investment Company Act of 1940, as amended (“1940 Act”), and Rule 17d-1 thereunder, or from any other provision of the 1940 Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to the Fund that will allow the Fund to enter into a credit facility for the purpose of lending and borrowing cash directly to and from other series of the Fund (and any future series of the Fund), in a form satisfactory to such officers and counsel to the Fund, the execution and filing of such application and any amendment thereto to be conclusive evidence of the Trustees’/Directors’ authorization hereby; and further,
Page 28 of 32 sequentially numbered pages (including exhibits)

RESOLVED, that the appropriate officers of the Fund, in consultation with counsel to the Fund, be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Fund, in order to fully carry out the intent and accomplish the purposes of, the foregoing resolutions, the taking of such action and execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.
IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 22nd day of September, 2016.
By: /s/ Claudia A. Brandon
Name: Claudia A. Brandon
Title: Secretary

Page 29 of 32 sequentially numbered pages (including exhibits)

EXHIBIT A-2
AUTHORIZATION
NEUBERGER BERMAN INVESTMENT ADVISERS LLC

As Chief Executive Officer and President of Neuberger Berman Investment Advisers LLC (the “Company”), Robert Conti is authorized to sign and file this document on behalf of the Company pursuant to the Second Amended and Restated Limited Liability Company Agreement dated May 4, 2009, as amended January 1, 2016.
NEUBERGER BERMAN INVESTMENT ADVISERS LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President

Page 30 of 32 sequentially numbered pages (including exhibits)

EXHIBIT B-1

Verification

The undersigned states that (i) he has duly executed the attached Application, dated September 22, 2016, for and on behalf of each of Neuberger Berman Advisers Management Trust, Neuberger Berman Alternative Funds, Neuberger Berman Equity Funds, Neuberger Berman Income Funds, Neuberger Berman California Intermediate Municipal Fund Inc., Neuberger Berman High Yield Strategies Fund Inc., Neuberger Berman Intermediate Municipal Fund Inc., Neuberger Berman MLP Income Fund Inc., Neuberger Berman New York Intermediate Municipal Fund Inc., and Neuberger Berman Real Estate Securities Income Fund Inc.; (ii) that he is the President thereof; and (iii) all action by trustees/directors and other bodies necessary to authorize him to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
NEUBERGER BERMAN ALTERNATIVE FUNDS
NEUBERGER BERMAN EQUITY FUNDS
NEUBERGER BERMAN INCOME FUNDS
NEUBERGER BERMAN CALIFORNIA
INTERMEDIATE MUNICIPAL FUND INC.
NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND INC.
NEUBERGER BERMAN INTERMEDIATE MUNICIPAL FUND INC.
NEUBERGER BERMAN MLP INCOME FUND INC.
 NEUBERGER BERMAN NEW YORK
INTERMEDIATE MUNICIPAL FUND INC.
 NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND INC.

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	Chief Executive Officer and President

Page 31 of 32 sequentially numbered pages (including exhibits)

EXHIBIT B-2

Verification
The undersigned states that (i) he has duly executed the attached Application, dated September 22, 2016, for and on behalf of Neuberger Berman Investment Advisers LLC; (ii) that he is the President thereof; and (iii) all action by directors and other bodies necessary to authorize him to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
NEUBERGER BERMAN INVESTMENT ADVISERS LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President

Page 32 of 32 sequentially numbered pages (including exhibits)